UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EPICOR SOFTWARE CORPORATION
(Name of Subject Company (Issuer))

ELEMENT MERGER SUB, INC.
EAGLE PARENT, INC.
(Names of Filing Persons (Offerors))

APAX US VII, L.P.
APAX EUROPE VII-A, L.P.
APAX EUROPE VII-B, L.P.
APAX EUROPE VII-1, L.P.
APAX US VII GP, L.P.
APAX US VII GP, L.T.D.
APAX EUROPE VII GP, L.P. INC.
APAX EUROPE VII GP CO. LTD.
(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29426L108
(CUSIP Number of Class of Securities)

Jason Wright
c/o Eagle Parent, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Telephone: (212) 753-6300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Kirk Radke, Esq.
Eunu Chun, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*
*   A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☑    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑    Third-party tender offer subject to Rule 14d-1.
☐    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Element Merger Sub, Inc., a Delaware corporation, (“Merger Sub”), and wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock of Epicor Software Corporation, a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011, among Parent, Merger Sub and the Company. Parent is affiliated with Apax US VII, L.P., a Cayman Islands exempted limited partnership, and Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax Europe VII GP, L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. Apax Europe VII GP Co. Ltd., a Guernsey incorporated company, is the general partner of Apax Europe VII GP, L.P. Inc. Apax Europe VII GP, L.P. Inc. has appointed Apax Partners Europe Managers Limited, a company constituted under English company law, as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P.
     The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 4, 2011